June 22, 2017

VIA EDGAR

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Re:	First Capital Investment Corporation
Preliminary Proxy Statement filed with the SEC on April 21, 2017
File Nos. 0-55502; 814-01137

Dear Mr. Williamson:

On behalf of First Capital Investment Corporation (the “Company”), please find transmitted herewith for filing the Fund’s response to verbal comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued on April 27, 2017, with respect to the above-captioned filing. The headings and numbered paragraphs below correspond to the order of the Commission’s comments. References to page numbers (other than in headings taken from the Commission’s comments) are to pages of the preliminary proxy statement (the “Proxy Statement”), filed with the Commission on April 21, 2017. We respond to the specific comments of the Staff as follows:

General

1.	Please respond to our comments in writing and file your responses on EDGAR. Where our comments ask for revised disclosure, please provide draft revisions in your response letter. Please allow us sufficient time to review your response letter prior to filing a definitive proxy statement.

Response: The Company acknowledges the Staff’s comment and will comply as requested.

Adjournments, page 3

2.	We note disclosure that if there are insufficient votes to approve any proposal, you may adjourn the meeting to solicit additional votes and persons named as proxies will vote for or against such adjournment based on whether shareholders voted for or against the proposal. An adjournment to solicit additional proxies is a substantive proposal for which proxies must be independently distributed and discretionary authority is unavailable. We refer to Rule 14a-4 under the Securities Exchange Act of 1934. To the extent proxies are being solicited for the adjournment of the meeting, please revise your disclosure and proxy card accordingly. The proxy card should include an additional voting box so that shareholders can vote on whether to grant proxies the discretion of whether to vote for adjournment to solicit additional proxies if that action is contemplated.

Response: The Registrant respectfully disagrees with the Staff's analysis. Rule 14a-4(a)(3) requires the proxy statement to identify "each separate matter intended to be acted upon." The Registrant submits that an adjournment of a stockholder meeting is not a "separate matter intended to be acted upon" at the meeting.

In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the "Adjournment Release"), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment  of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the Commission stated: "Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstentions, and thus fail to yield sufficient votes for passage, management must determine if an adjournment  and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act." The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management's fiduciary duty to shareholders. The Registrant represents that it will evaluate any proposed adjournments consistent with the Commission's guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law.

The Commission's view expressed above recognizes that matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission's Disclosure Operations: Proxy Rules Reference Book (1980): "[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law." Because the Registrant is a Maryland corporation, corporate governance matters are governed by the Maryland General Corporation Law ("MGCL"). Consistent with the MGCL(1), the Registrant's By-Laws provide that: (1) MGCL section 5.11(d) provides that "[a] meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice to a date not more than 120 days after the original record date." Whether or not a quorum is present, a meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice by a majority vote of the stockholders present in person or by proxy to a date not more than 120 days after the original record date. Any business which might have been transacted at the meeting as originally notified may be deferred and transacted at any such adjourned meeting at which a quorum shall be present.

The Proxy Statement explicitly states that the persons named as proxies may propose to adjourn the Meeting to permit further solicitation of proxies. In light of the staff's comment and to further emphasize that persons named as proxies may adjourn the meeting, the Registrant intends to add a similar statement to the proxy card. Accordingly, all shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting.

Proposal One. Election of Directors, page 6

3.	We note your statement that the board members have been nominated for “re-election.” None of the board members were previously elected by shareholders and were instead appointed to their positions on March 30, 2017. Please revise your disclosure accordingly.

Response: The Company hereby undertakes to revise its disclosure to remove references to the “re-election” of directors as requested.

Proposal Two. Approval of Investment Advisory and Administrative Services Agreement, page 14

4.	We note that all former directors resigned on March 30, 2017 and were replaced by new directors that approved the Interim Investment Advisory and Administrative Services Agreement. Please revise your disclosure to address the following items:

•	Circumstances surrounding former director resignations, including whether there were any contacts between FCIC Advisors and any former director and if so, summarize the nature of such contacts.

Response: The Company advises the Staff that there were no contacts between the former directors of the Company and First Capital Real Estate Investments, LLC (“FCREI”), the entity that acquired a controlling interest in FCIC Advisors through the acquisition of Freedom Capital Investment Management LLC (“FCIM”), prior to the execution of the Membership Interest Purchase Agreement between FCREI and FCIM (the “Agreement”). The former directors had conversations with Mr. McClure prior to the execution of the Agreement. Such conversations included, among other things, an overview of the proposed transaction with FCREI, the intention of Mr. McClure to resign as President and Chief Executives Officer as well as Chairman of the Board, and the fact that Mr. McClure would be replaced by individuals that the former directors had no prior familiarity with. Following such conversations, the former directors of the Company voluntarily submitted their resignations in the manner described below. None of the former directors were required to submit their resignations pursuant to the Agreement between FCREI and FCIM or any other agreement or understanding.

•	Please provide disclosure explaining why former directors resigned, particularly since the change in control occurred at FCIC Advisors and not First Capital Investment Corporation.

Response: The Company advises the Staff that the former directors of the Company did not provide specific reasons for their resignations. However, they were made aware that upon execution of the Agreement, FCIC Advisors would be controlled by FCREI, and FCREI intended to change the composition of the investment committee that would be responsible for making investment decisions. The former directors also were made aware that the Company’s former president and chief executive officer would resign from such positions and also resign from the Company’s board of directors. While the Staff is correct that there was no change on control at the Company level, the Agreement resulted in a change of control of FCIC Advisors, and FCIC Advisors is responsible for the day-to-day management of the Company and for developing and implementing the Company’s investment strategy.

•	Please explain who nominated and appointed the new independent directors and provide basis for determining the independence of such directors.

Response: The Company advises the Staff that on March 30, 2017, following the execution of the Agreement, the following actions were taken:

o	Messrs. Hall, Looney and Coakley each submitted a resignation from the board of directors;
o	Messrs. McClure and Duhamel executed a written consent of the board of directors that, among other things, appointed new directors, made the determination that Dr. Froehlich and Mr. Grant satisfied the independence requirements set forth in Section 10A of the Securities Exchange Act of 1934 and Section 2(a)(19) of the Investment Company Act of 1940, appointed Suneet Singal as a director and appointed Pat Clemens as President and Chief Executive Officer of the Company; and
o	Following the execution of the written consent, Messrs. Duhamel and McClure submitted their resignations from the board of directors.

The Company advises the Staff that personnel of FCREI had discussions with Dr. Froehlich and Mr. Grant assessing their interest in joining the Company’s board of directors prior to the execution of the Agreement. Mr. Duhamel, as the sole independent director following the resignations of Messrs. Hall and Looney, officially appointed Dr. Froehlich and Mr. Grant to the board of directors, as required by the Company’s charter. Prior to such appointment, Mr. Duhamel received completed questionnaires from each of Dr. Froehlich and Mr. Grant that, among other things, provided a basis for making a determination that neither was affiliated in any respect with the Company, FCIC Advisors or FCREI and its affiliates. In addition, the completed questionnaires also provided biographical information of each of Dr. Froehlich and Mr. Grant that demonstrated their relevant business experience and ability to adequately serve as directors of a business development company.

•	Please tell us how you have complied with Rule 15a-4 of the Investment Company Act of 1940, as amended, including the board governance standards.

Response: The Company advises the Staff that the approval of the Interim Advisory Agreement met the criteria established by Rule 15a-4(b)(2) of the 1940 Act as follows. Specifically, (i) the compensation to be paid to FCIC Advisors under the Interim Advisory Agreement is no greater than the compensation paid pursuant to the Original Advisory Agreement; (ii) the disinterested directors approved the Interim Advisory Agreement at an in-person board meeting held on March 31, 2017; (iii) the Company’s board of directors, including its disinterested directors, determined that the scope and quality of the services to be provided to the Fund pursuant to the Interim Advisory Agreement is at least equivalent to the services provided under the Original Advisory Agreement; (iv) the Interim Advisory Agreement contains the same terms and conditions as the Original Advisory Agreement, with the exception of the effective and termination dates and items deemed immaterial by the board of directors; and (v) the Company’s board of directors meets the fund governance standards set forth in Rule 1(a)(7) of the 1940 Act.

With respect to the fund governance standards, (i) the Company’s board of directors is majority independent; (ii) its disinterested directors are required to nominate other disinterested directors pursuant to Article III, Section 11 of the Company’s bylaws; (iii) any legal counsel for the disinterested directors will be independent as defined by Rule 1-(a)(6) of the 1940 Act; (iv) the board of directors will evaluate at least annually the performance of the board of directors and its committees; (v) the disinterested directors will meet at least quarterly in executive session; and (vi) the disinterested directors are authorized to hire employees or retain experts or advisers, as necessary. Since the Company commenced operations in February 2017, the board of directors hereby undertakes to perform items (iv) and (v) above on a going-forward basis. In addition, the Company’s disinterested directors have determined, at this stage of operations, not to engage independent counsel.

Rule 15a-4(b)(2) also requires that advisory fees paid pursuant to the Interim Advisory Agreement be held in an interest-bearing escrow account and be payable to FCIC Advisors following approval of the New Advisory Agreement in the manner provided for in Ruler 15a-4(b)(2)(vi) of the 1940 Act and that the Interim Advisory Agreement be terminable, without the payment of a penalty, by the Company’s board of directors or a majority of the Company’s outstanding voting securities on not more than 10 calendar days’ notice. The Interim Advisory Agreement approved on March 31, 2017 did not contain these provisions; however, the board of directors approved Amendment No. 1 to the Interim Advisory Agreement on June 21, 2017 that contains these provisions. Amendment No. 1 to the Interim Advisory Agreement will be filed as an exhibit to a Current Report on Form 8-K.

5.	Disclose the date the board approved the New Advisory Agreement.

Response: The Company hereby undertakes to revise its disclosure to state that the New Advisory Agreement was approved by the Company’s board of directors at an in-person meeting held on March 31, 2017.

Board Considerations, page 17

6.	In this section you list a variety of items the Board considered but do not include what the Board thought about each item considered or how it factored into its decision. For example, what did the Board think about the potential for changes in personnel at the Adviser level and how did it determine there would be a positive impact considering the current financial condition of FCIC Advisors?

Response: The Company hereby undertakes to revise its disclosure to provide additional details regarding the considerations of the board of directors of the factors listed.

7.	In the first paragraph on page 18, you indicate that key personnel of FCIC Advisors are expected to be retained or engaged as a consultant. Prior disclosure indicates that the former chief executive officer of the Company was replaced. Please reconcile your disclosure.

Response: The Company advises the Staff that while it is true that the prior chief executive officer, Jeffrey McClure resigned as chief executive officer and as chairman of the board of directors on March 30, 2017, he was retained to serve as a consultant to assist management. The consulting agreement does not have a fixed term, and it is expected that Mr. McClure will continue in that role for as long as necessary to facilitate a smooth transition. In addition to Mr. McClure, the only other individual employed by FCIC Advisors prior to the change in control was also retained by FCIC Advisors in a full-time capacity. The Company hereby undertakes to include additional disclosure regarding these items.

8.	What information, if any, did the Board review regarding FCREI’s commitment and ability to provide financial support to FCIC Advisors?

Response: The Company advises the Staff that, as part of the March 31, 2017 meeting, Mr. Singal, who controls FCREI, made a presentation to the board of directors regarding FCREI’s structure, its financial condition and its commitment to support the Company and its fundraising efforts. FCREI’s ability to support the operations of FCIC Advisors was a factor in the Board’s approval of the Interim Advisory Agreement and the New Advisory Agreement.

Certain Relationships and Related Party Transactions, page 21

9.	Please revise your disclosure to indicate that no repayment is being made to FCIC Advisors pursuant to the Expense Support and Conditional Reimbursement Agreement as a result of the change in control of FCIC Advisors.

Response: The Company hereby undertakes to include disclosure confirming that the change in control of FCIC Advisors did not result in the termination of the Expense Support and Conditional Reimbursement Agreement.

Item 3. Ratification of Independent Registered Public Accounting Firm, page 22

10.	Please briefly tell us what services were provided under “All Other Fees” during 2015.

Response: The Company advises the Staff that the category of “all other fees” paid to the Company’s independent registered public accounting firm primarily related to amounts paid in connection with the review of the Company’s registration statement on Form N-2, which was declared effective in 2015 and the Company’s first periodic report, which was filed in 2015.

Proxy Card

11.	Please provide us with a copy of the proxy that you intend to use and ensure that the proxy card conforms to Rule 14a-4.

Response: The Company has attached a Form of Proxy Card hereto.

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Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

By:	/s/ Owen J. Pinkerton
Name:	Owen J. Pinkerton

cc:	Pat Clemens